2780 Waterfront Pkwy. E. Dr. Suite 200 Indianapolis, IN 46214

Phone: 317-328-5660 Fax: 317-328-5668 Sales: 1-800-437-3188 www.calumetspecialty.com

January 18, 2013
Via E-Mail
Ms. Ann Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 2736
Washington, D.C. 20549

Re:	Calumet Specialty Products Partners, L.P.
Calumet Finance Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 4, 2013
File No. 333-185262
Dear Ms. Parker:
Set forth below are the responses of Calumet Specialty Products Partners, L.P. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2013, with respect to Amendment No. 1 to Registration Statement on Form S-4, File No. 333-185262, filed with the Commission on January 4, 2013 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 2 to the Registration Statement (the “Revised S-4”) via EDGAR. A copy of this letter has been furnished via EDGAR as correspondence.
For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.
Exhibit 5.4
1.    We note that you have included Exhibit 5.4 in response to our prior comment 3. Please have counsel revise the opinion to include an opinion that the guarantee will be the binding obligation of the co-registrant guarantor incorporated in Louisiana. See Staff Legal Bulletin No. 19 (CF).
Response: In response to the Staff's comment, the Company is filing a revised opinion of Vinson & Elkins L.L.P. as Exhibit 5.1 to address Louisiana law matters. The revised opinion is being filed in accordance with the Staff's guidance provided I footnote 21 of Staff Legal Bulletin No. 19 (CF).

Securities and Exchange Commission
January 18, 2013

In connection with responding to the Staff's comments, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758‑3747.

Very truly yours,
Calumet Specialty Products Partners, L.P.

By: Calumet GP, LLC, its general partner

By:    /s/ R. Patrick Murray, II
Name:     R. Patrick Murray, II
Title: Vice President, Chief Financial and Secretary

cc:    Karina V. Dorin, Staff Attorney, Securities and Exchange Commission
Gillian A. Hobson, Partner, Vinson & Elkins L.L.P.